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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Coffeyville Resources, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the headings "Selected Historical Consolidated Financial Data" and "Experts" in the prospectus.

Our report dated March 30, 2005, except for note 1 which is as of                                  , 2005, contains an explanatory paragraph that states that as discussed in note 1 to the consolidated financial statements, effective March 3, 2004, the Successor acquired the net assets of the Predecessor in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the period after the acquisition are presented on a different cost basis than for the periods before the acquisition and, therefore, are not comparable. Our report dated March 30, 2005, except for note 1 which is as of                                  , 2005, also contains an emphasis paragraph that states that as discussed in note 2 to the consolidated financial statements, Farmland Industries, Inc. allocated certain general corporate expense and interest expense to the Predecessor for the years ended December 31, 2002, and 2003 and for the 62 day period ended March 2, 2004. The allocation of these costs is not necessarily indicative of the costs that would have been incurred if the Company had operated as a stand-alone entity.

                          /s/ KPMG LLP

Kansas City, Missouri
April 13, 2005

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  Exhibit 23.1
Consent of Independent Registered Public Accounting Firm